UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.)1

India Globalization Capital, Inc.
 (Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45408X308
(CUSIP Number)

Spencer G. Feldman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Tel.:  (212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

           1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS RAM MUKUNDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,596,944
	8	SHARED VOTING POWER 792,689
	9	SOLE DISPOSITIVE POWER 2,596,944
	10	SHARED DISPOSITIVE POWER 792,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,839,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.96%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of India Globalization Capital, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 4336 Montgomery Ave., Bethesda, Maryland 20814.

Item 2.	Identity and Background.

(a)          This statement is filed by Ram Mukunda.

(b)          The address of the principal office of Mr. Mukunda is c/o India Globalization Capital, Inc., 4336 Montgomery Ave., Bethesda, Maryland 20814.

(c)          Mr. Mukunda’s principal occupation is serving as the Chairman, President and Chief Executive Officer of the Issuer.

(d)          Mr. Mukunda has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Mr. Mukunda has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Mukunda is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Mukunda acquired (i) 569,994 Shares owned by him pursuant to the Issuer’s 2008 Omnibus Incentive Plan. Mr. Mukunda previously owned 2,026,950 Shares and may also be deemed to beneficially own 792,289 Shares held directly by his spouse and 400 Shares held jointly.

Item 4.	Purpose of Transaction.

Mr. Mukunda acquired the Shares as described in Item 3 herein.

Mr. Mukunda has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Mr. Mukunda intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Mr. Mukunda may in the future take such actions with respect to his investment in the Issuer as he may deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of his Shares and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to his investment in the Issuer, and/or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)          The aggregate percentage of Shares reported owned by each person named herein is based upon 24,272,667 Shares outstanding as of April 4, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2017.

As of the close of business on April 4, 2017, Mr. Mukunda beneficially owned 3,389,633 Shares, constituting approximately 13.96% of the outstanding Shares.

(b)          Mr. Mukunda has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 3,389,633 Shares held by Mr. Mukunda, which includes 792,289 Shares directly owned by Mr. Mukunda’s spouse and 400 shares held jointly.

(c)          The transactions in the Shares by Mr. Mukunda during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)          No person other than Mr. Mukunda is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Mukunda and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2017

/s/ Ram Mukunda
Ram Mukunda

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Ram Mukunda

569,994	--	05/09/2017
150,000	--	05/09/2017